Prospectus Supplement (to Prospectus dated August 7, 2003)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-107170

$125,000,000

Zenith National Insurance Corp.

5.75% Convertible Senior Notes Due 2023 and

Shares of Common Stock Issuable Upon Conversion of the Notes

        This prospectus supplement supplements the prospectus dated August 7, 2003, as supplemented by the prospectus supplement dated August 13, 2003 and the prospectus supplement dated October 29, 2003, relating to the resale by certain of our securityholders of up to $125,000,000 aggregate principal amount at maturity of our 5.75% Convertible Senior Notes due 2023 and the shares of our common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

        The information set forth herein was included in our current report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2003.

        Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the "Risk Factors" section of the accompanying prospectus beginning on page 9.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2003.

California Rate Filing

        On November 12, 2003, Zenith Insurance Company ("Zenith Insurance"), a wholly owned subsidiary of Zenith National Insurance Corp. ("Zenith National"), filed with the California Department of Insurance its California workers' compensation rates for use on or after January 1, 2004. In California, insurance companies are required by law to set adequate workers' compensation insurance rates for their own use. Although the California Insurance Commissioner does not set workers' compensation rates, the California Insurance Commissioner adopts and publishes advisory pure premiums.

        Under recently enacted reform legislation in California, Zenith Insurance must certify that its workers' compensation rates for January 1, 2004 reflect the 13.3% reduction in costs that the California Workers' Compensation Insurance Rating Bureau ("WCIRB") estimates will result from such reform legislation. In addition, the California Insurance Commissioner purports to require that rates reflect a 5.4% uniform reduction in costs in addition to the savings estimated by the WCIRB. Zenith Insurance's November 12, 2003 rate filing reflects all of these estimated cost savings. After giving effect to the estimated savings from the reform legislation and other factors, Zenith Insurance's new rates represent an overall average rate change of 0% when compared to rates in effect since July 1, 2003.

        Zenith Insurance disputes the Insurance Commissioner's assertion that he has authority to require insurers to file rates that reflect any cost savings beyond those determined by the WCIRB. Zenith Insurance has reserved all rights and remedies, including the right to challenge the validity of the Insurance Commissioner's decision with respect to the additional 5.4% uniform reduction in costs, and the right to file revised rates in the future, as required by the California Insurance Code, that may, or may not, include any cost savings asserted by the Insurance Commissioner beyond those determined by the WCIRB.

        As previously disclosed, effective January 1, 2003, Zenith Insurance implemented a rate increase in California of approximately 11% on new and renewal policies and approximately 5% on the unexpired terms of policies in force on January 1, 2003. On April 1, 2003, Zenith Insurance implemented an additional 6% increase in its California workers' compensation rates on new and renewal policies incepting on or after April 1, 2003 and on July 1, 2003, Zenith Insurance implemented a further increase of 11% in those rates on new and renewal policies incepting on or after July 1, 2003.

Earnout Payment

        On October 30, 2003, Zenith National received $1,775,000 as payment for the first year under the earn-out provision in connection with the sale, October 2002 of its home-building business and related real estate assets in Las Vegas, Nevada. This payment will be recorded as $1.1 million of income after tax from discontinued real estate operations in the fourth quarter of 2003. The earn-out provision provides for annual payments to Zenith National equal to 10% of the pre-tax net income, subject to certain adjustments, of MTH-Homes Nevada, Inc. for each of the three years ended September 30, 2003, September 30, 2004 and September 30, 2005. We are currently unable to estimate the amount, if any, of payments we will receive under the earn-out provision for the remaining two years.